Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Provides Regulatory Update on TLX101-CDx

Melbourne (Australia) and Indianapolis, IN (U.S.) – 28 April 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, Telix, the Company) today announces that it has received a Complete Response Letter (CRL) from the United States (U.S.) Food and Drug Administration (FDA) for its New Drug Application (NDA) for TLX101-CDx (Floretyrosine F18 or 18F-FET, Pixclara®1), an investigational agent for the imaging of glioma, a rare and life-threatening brain cancer.

The CRL states that the FDA has completed its review of the application and has ruled that the NDA cannot be approved in its current form. The FDA stated additional confirmatory clinical evidence is required to progress the application, despite a robust consultation process prior to submission and during review of the NDA. The FDA has not raised any concerns regarding product safety. The Company will be requesting a hearing with the FDA to review the basis for the decision and is assessing clinical strategies available to augment the package in the near term.

This is a disappointing outcome for American glioma patients. FET-PET is recommended medical best practice in relevant international oncology practice guidelines2 and is used extensively in other parts of the world. The FDA has granted TLX101-CDx Orphan Drug and Fast Track designation, a tacit acknowledgement of the drug candidate's importance in addressing a significant unmet medical need and clinically demonstrating benefit over existing medical solutions.

Telix Managing Director and Group CEO, Dr. Christian Behrenbruch, said, “We are committed to commercializing TLX101-CDx and fulfilling the unmet need to improve imaging to enable timelier and more accurate decisions for the clinical management of glioma. We have multiple go-forward pathways available to us, such as providing additional confirmatory data through several active clinical programs, including Company-led studies. Our immediate focus is understanding the FDA’s feedback and augmenting our submission with additional data to satisfy the Agency as soon as possible.”

The CRL does not impact Telix’s stated financial guidance for 20253, as guidance excludes revenue forecasts from unapproved products. The Company remains committed to providing patient access to TLX101-CDx through the FDA-approved expanded access program (EAP)4.

Investor Conference Call

An investor conference call will be held on:

Monday 28th April at 9.30am AEST / Sunday 27th April at 7.30pm ET

Participants can register and receive dial in details via this link:
https://s1.c-conf.com/diamondpass/10047004-td1o9y.html
About Telix Pharmaceuticals Limited

1Provisional brand name, subject to final regulatory approval.
2 Albert et al. Lancet Oncol. 2024.
3 Telix ASX disclosure 21 February 2025.
4 ClinicalTrials.gov ID: NCT06743100.

Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

TLX101-CDx has not received a marketing authorization in any jurisdiction.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

Telix Investor Relations (U.S.)
Annie Kasparian
Telix Pharmaceuticals Limited
Director Investor Relations and Corporate Communications
Email: annie.kasparian@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
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You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
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